Exhibit 99

May 31, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Disclosure – Investment in Truboard Technologies Private Limited

With reference to the captioned subject, we would like to inform you that HDFC Capital Advisors Limited (“HCAL”), a subsidiary of the HDFC Bank Limited, has entered into a Share Subscription Agreement for acquisition of 1,043 Equity Shares of TruBoard which post allotment, would entitle HCAL to 8.5% of the equity share capital of TruBoard on a fully diluted basis.

a.	Name of the target entity, details in brief as size, turnover etc.	Truboard Technologies Private Limited Turnover of TruBoard: FY 21-22 – NIL* FY 22-23 – NIL* FY 23-24 – NIL* * did not commence its operations
b.

Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”

This is not a related party transaction for HCAL or HDFC Bank Limited. HDFC Bank Limited is a promoter of HCAL and does not have any interest in TruBoard.
c.	Industry to which the entity being acquired belongs	Technology solutions for the real estate sector
d.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)

Investment in TruBoard is proposed to be made by HCAL under its H@ART initiative programme to invest in technology companies for the benefit of the real estate ecosystem. A binding share subscription agreement in relation to such proposed investment has been entered into by HCAL on May 30, 2024.

e.	Brief details of any governmental or regulatory approvals required for the acquisition	Not applicable
f.	Indicative time period for completion of the acquisition	Till 7th June 2024
g.	Nature of consideration – whether cash consideration or share swap and details of the same	Cash
h.	Cost of acquisition or the price at which the shares are acquired	~INR 698.77 per Equity Shares Total Consideration: INR 7,28,817/-
i.	Percentage of shareholding / control acquired and / or number of shares acquired

Upon completion, shareholding of HCAL in TruBoard shall be as follows on a fully diluted basis (assuming no other investments/ changes to share capital of TruBoard or other corporate action in the interim):

•   No. of Equity Shares – 1,043

•   Percentage (%) – 8.5%

j.

Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

•   Incorporated in 2021 in Mumbai, India

•   Engaged in the business of providing technology led service solutions, including Software-as-a-Service (SaaS) through project management, consultancy & advisory, due diligence, compliance management, project performance (financial and non-financial) monitoring, project management, and other services to developers and investors in the real estate sector.

•   TruBoard has presence only in India

•   Turnover details of TruBoard are set out below:

FY 21-22 – NIL

FY 22-23 – NIL

FY 23-24 – NIL

The aforesaid disclosure is made on a voluntary basis. You are requested to take note of the above

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary